SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                   FORM U-6B-2

                           Certificate of Notification

     Certificate is filed by: Ohio Edison Company (the "Company"), a subsidiary of FirstEnergy Corp. ("FirstEnergy"), a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities:

     $175,000,000 4.00% Senior Notes due 2008 (the "2008 Notes")
     $150,000,000 5.45% Senior Notes due 2015 (the "2015 Notes", together with the 2008 Notes, the "Notes")

2.   Issue, renewal or guaranty:

     Issue.

3.   Principal amount of each security:

     $175,000,000 aggregate principal amount of 2008 Notes
     $150,000,000 aggregate principal amount of 2015 Notes


4.   Rate of interest per annum of each security:

     2008 Notes:  4.00% per annum
     2015 Notes:  5.45% per annum

5.   Date of issue, renewal or guaranty of each security:

     April 21, 2003


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6.   If renewal of security, give date of original issue:

     Not Applicable.

7.   Date of maturity of each security:

     2008 Notes:  May 1, 2008
     2015 Notes:  May 1, 2015

8.   Name of the person to whom each security was issued, renewed or guaranteed:

     The Company issued and sold the Notes to Barclays Capital Inc., Citigroup Global Markets Inc., Fleet Securities, Inc., PNC Capital Markets, Inc. and The Royal Bank of Scotland plc (collectively, the "Initial Purchasers"), pursuant to a Purchase Agreement dated April 15, 2003 among the Company and the Initial Purchasers. The Notes were offered by the Initial Purchasers only to "qualified institutional buyers" under Rule 144A under the Securities Act of 1933 and to non-U.S. persons under Regulation S under the Securities Act of 1933.

9.   Collateral given with each security:

     The Notes, which were issued pursuant to an Indenture dated as of April 1, 2003, between the Company and The Bank of New York, as trustee, are senior unsecured general obligations of the Company and rank equally with all of its unsecured and unsubordinated indebtedness.

10.  Consideration given for each security:

     2008 Notes:  $173,208,000
     2015 Notes:  $148,918,500

11.  Application of proceeds of each security:

     The Company intends to use a portion of the net proceeds for the redemption of $219,460,000 aggregate principal amount of the Company's outstanding first mortgage bonds; the remaining proceeds will be used for other general corporate purposes.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:

     (a)  the provisions contained in the first sentence of Section 6(b) [ ]

     (b)  the provisions contained in the fourth sentence of Section 6(b) [ ]

     (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

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13.  If the security or  securities  were exempt from the  provisions of Section
     6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
     Section 6(b)):

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.


15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52.


                                         OHIO EDISON COMPANY


                                         By: /s/ Thomas C. Navin
                                             ----------------------
                                                 Thomas C. Navin
                                                 Treasurer


Date: April 25, 2002

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